WeTrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

January 5, 2022

Via Electronic Mail

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	WeTrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated December 23, 2021 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to WeTrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1.

Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

RESPONSE: We respectfully advise the Staff that we have revised Cover Page to disclose that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 and to disclose how the Holding Foreign Companies Accountable Act and the related rules would affect our company.

Prospectus Summary, page 1

2.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: We respectfully advise the Staff that we have added a section “Implications of Holding Foreign Companies Accountable Act” on page 10 to disclose that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 and to disclose how the Holding Foreign Companies Accountable Act and the related rules would affect our company.

Risk Factors

The recent joint statement by the SEC and PCAOB…., page 28

3.

Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor on page 28 to include disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

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We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

WeTrade Group, Inc.

/s/ Pijun Liu
Name:	Pijun Liu
Title:	Chief Executive Officer

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